SILICON STORAGE TECHNOLOGY, INC.

NON-EMPLOYEE DIRECTOR CASH RETAINER PROGRAM

EFFECTIVE APRIL 18, 2005

Position	Annual Retainer	Per Meeting in Person	Per Telephone Meeting Fee
Lead Director	$25,000	$1,500	$1,200
Audit Committee Chair	$30,000	$1,500	$1,200
Other Committee Chair	$25,000	$1,200	$960
Board Member	$20,000	$1,000	$800

Each non-employee director will only be entitled to one annual retainer fee. The annual retainer fee will be paid on a quarterly basis and the annual period will commence with each Annual Meeting of Shareholders. In addition, the per meeting fees are subject to proration in the event a director does not attend the full meeting.